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                                                     Filed by Remedy Corporation
                       Filed pursuant to Rules 165 and 425 promulgated under the
                Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended

                                             Subject Company: Remedy Corporation
                                                   Commission File No. 000-25494


                           FORWARD LOOKING STATEMENTS

This filing includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Remedy's business, operations and financial condition. Such forward-looking statements are subject to various known and unknown risks and uncertainties and Remedy cautions you that any forward-looking information provided by or on behalf of Remedy is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, including, but not limited to, general economic and market conditions, potential fluctuation in quarterly results, risks associated with selling to large enterprise customers, dependence on new products, rapid technological change and risk of product bugs. Investors and security holders are also directed to consider the other risks and uncertainties discussed in Remedy's Securities and Exchange Commission (the "SEC") filings. All such forward-looking statements are current only as of the date on which such statements were made. Remedy does not undertake any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

The following is the text of a welcome letter delivered to the employees of Remedy Corporation by Peregrine Systems, Inc. on June 11, 2001.

To All Remedy Employees:

As you now know, Peregrine Systems, Inc. ("Peregrine") today announced that it has signed a definitive agreement to acquire Remedy. On behalf of Peregrine's 3,000 employees, we look forward to sharing in the combined market strengths and technologies of Peregrine and Remedy.

Peregrine is an enterprise software leader in three important technology areas. We are a leading provider of Infrastructure Management, Employee Relationship Management, and B2B Relationship Management. Together Peregrine and Remedy will unite two organizations with complementary distribution channels, software applications, development environments and views of the future.

We understand that bringing together two companies can be unsettling in the short term for all. Throughout the process, however, we should be reminded that following the closing we will become one team, sharing a common goal to provide our customers with great solutions and great service in an extremely competitive market. We are excited about bringing together two very talented teams - teams who will have the opportunity to form a new organization that is strong and ready to win together. We have many challenges ahead of us.

We anticipate that it will take 2-3 months to finish closing the transaction. In the meantime, over the coming weeks, you will hear more from the leadership team, as we more clearly define the roadmap to achieving our new vision. If you have any questions regarding Peregrine or your future employment with the company, please contact your manager or Human Resources representative.

Thank you for making Remedy a great company. We know you have brought immense dedication and skill to the work of creating great technologies and bringing them to market. We look forward to working together for our success in the future.

Sincerely,


Steve Gardner
Chairman and CEO


                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of both Peregrine Systems, Inc. and Remedy are urged to read the various filings that have been filed and will be filed with the SEC, including the proxy statement/registration statement that is required to be filed with respect to the transaction described above, as the filings will contain important information. Investors and security holders may obtain a free copy of the proxy statement/registration statement (when it is available) and other documents filed by Peregrine and Remedy with the SEC at the SEC's Web site at http://www.sec.gov. The proxy statement/registration statement and these
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other documents may also be obtained for free from Peregrine and Remedy.

In addition to the proxy statement/registration statement, Peregrine and Remedy file annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Peregrine or Remedy at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Peregrine's and Remedy's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web Site maintained by the SEC at http://www.sec.gov.
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                          PARTICIPANTS IN SOLICITATION

Peregrine, its directors, executive officers and certain other members of Peregrine's management and employees may be deemed to be participants in the solicitation of proxies from Remedy's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the participants is included in Peregrine's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the SEC on August 14, 2000. This document is available free of charge at the SEC's Web site at http://www.sec.gov and from
                                                  ------------------
Peregrine.

Remedy, its directors, executive officers and certain other members of Remedy's management and employees may be deemed to be participants in the solicitation of proxies from Remedy's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the participants is included in Remedy's Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the SEC on April 13, 2001. This document is available free of charge at the SEC's Web site at http://www.sec.gov and from Remedy.
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